Mail Stop 4561

October 18, 2007

Steven E. Friedman, Esq.
General Counsel for RiskMetrics Group, Inc.
One Chase Manhattan Plaza, 44th Floor
New York, NY 10005

   Re: **RiskMetrics Group, Inc.**
      Registration Statement on Form S-1
      Filed September 19, 2007
      File No. 333-146167

Dear Mr. Friedman:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments

1. In an article dated September 10, 2007, "ISS and Glass Lewis to Merge?" at http://www.thecorporatecounsel.net/blog/archive/2007_09.html, it states: "RiskMetrics, meanwhile, is rumored to have taken another transformative step. Sources say it opened confidential talks with US Securities and Exchange Commission officials in advance of filing formal IPO documents that would allow it to launch as a publicly traded company. Please provide us with the name or names of individuals within the SEC with whom you spoke and the nature of these talks.

2.   Please identify all selling shareholders who are registered broker-dealers or affiliates of broker-dealers. Additionally, please tell us if the broker-dealer received the securities as underwriting compensation. Please note that a registration statement registering the resale of shares being offered by broker-dealers must identify the broker-dealers as underwriters if the shares were not issued as underwriting compensation.

3.   In the next amendment, please include any graphics, maps, photographs, and related captions as they will appear in the prospectus. Please do not include such graphics and pictures in any preliminary prospectus delivered to prospective investors before we have had an opportunity to review these items.

4.   We note that you will be issuing options to employees upon consummation of the offering. Please tell us the exemption upon which you are relying. If you are relying on Rule 701, please tell us how you meet the requirements of Rule 701(d)(2).

Industry and Market Data, page iii

5.   Your description of the Garnter Reports disclaims responsibility for the information derived from those reports. This type of disclaimer is not appropriate. As the registrant, you are responsible for all information contained in the registration statement. Please revise to remove this disclosure from the prospectus.

Prospectus Summary, page 1

6.   Regarding your leadership position, we note the following statements that:

*   you are "a *leading* provider of risk management and corporate governance products and services,

*   your company "consists of two *leading* businesses: RiskMetrics and ISS,"

*   you are "a *leading* provider of multi-asset, position-based risk and wealth management solutions," and

*   you are "a *leader* in multi-asset class risk management market."

Please provide us with support for these statements and revise the disclosure to clearly state the basis for these statements, including the metric by which you are measuring your position as a leader. For example, are you the leader in terms of revenues for each of the products or services to which you refer or do you lead on the basis of the number of clients? Your revised disclosure should clarify the extent and nature of your competition and your relative industry position in a manner consistent with Item 101(c)(1)(x) of Regulation S-K.

7. Please avoid use of the term "solution" as it is jargon. Instead of using the term solution, please revise <u>throughout</u> the filing to describe your actual product or service. If the product is software, please revise to so state. In this connection, please revise the summary and throughout to clearly explain the nature of each of your products and services. Currently you describe what your products and services address, how they are structured or what they enable customers to do, but you do not describe the nature of the products and services. We note for example your statement on page 1 that "our flagship RiskManager market risk system integrates consistently-modeled market data with our widely adopted analytical models and robust processing capabilities into a comprehensive risk reporting solution."

8. We note your relatively lengthy disclosure of your competitive strengths and your growth strategy in the summary. Please revise the summary to provide a balanced representation of material information regarding your strengths and weaknesses. In this connection, please revise to discuss risk factors throughout the summary rather than simply providing a cross-reference to that section. For example only, please revise to disclose the percentage ownership of your principal stockholders after the offering and their ability to significantly influence matters requiring shareholder approval, including the election of directors and corporate transactions such as mergers and sales of assets. For another example, we note your statement that your renewal rates were approximately 89% for the six months ended June 30, 2007 but you disclose on page 46 that you had declining renewal rates over the past three years.

9. If you choose to retain a brief discussion of the key elements of your growth strategy on page 4, please revise to present your strategy with more specificity by clarifying what your services and strategy actually entail. For example, explain the types of products and services that you plan to offer and how you intend to "leverage" your RiskMetrics brand and international presence to sell more products and services outside the United States.

<u>Summary Consolidated Financial Information and Other Data, page 7</u>

<u>(3) Adjusted EBITDA</u>

10. Please revise your discussion of Adjusted EBITDA to include the information required by Question 10 of the FAQ Regarding the Use of Non-GAAP Financial

Measures. Absent this disclosure, it appears this measure would not be allowable under Item 10(e) of Regulation S-K. Refer to Question 14 of the FAQ.

Risk Factors, page 14

11.   Please review risk factors to eliminate those risks that are general in application as such present a risk for any company. We note the following examples on page 15 and on pages 18 through 21.

- We must recruit and retain skilled management and other key employees to succeed in our business.

- We are exposed to certain liabilities as a result of our products and services.

- If we are unable to protect or intellectual property rights, our competitive position could be harmed.

- If third parties claim that we are in violation of their intellectual property rights, it could have a negative impact on our results of operations and ability to compete.

- Our stock price may be volatile and may be affected by market conditions beyond our control, and you may be unable to resell your shares at or above the offering price or at all.

Please note that the above list is not all inclusive. You should review the risk factors to ensure that the risks presented are specific to your company and not general in application. You may wish to consider revising the above risk factors and other risk factors to demonstrate a specific risk to the company. For example, under the first risk factor listed above, you may wish to provide more specific information regarding the possible impact on the company if Mr. Ethan Berman or any other specific key personnel left the company.

12.   We note your disclosure on page 122 that because Banc of America Securities LLC and Credit Suisse Securities (USA) LLC are each an underwriter and may receive more than 10% of the entire net proceeds in this offering, the underwriters may be deemed to have a "conflict of interest" under Rule 2710(h) of FINRA's Conduct Rules and that as a result the offering will be made in compliance with Rule 2720 of the conduct rules. Please revise the summary and the risk factors section to include appropriate and *detailed* disclosure regarding the risks associated with the fact that the underwriters have an interest in the offering beyond the discounts and commissions they receive for serving as underwriters and the resulting risks associated with their underwriter due diligence obligation.

Please provide us with all correspondence between FINRA and the underwriters relating to this aspect of the offering.

<u>We may experience difficulty in integrating our recent acquisitions of ISS and CFRA into our operations and we may not realize the anticipated benefits of the acquisitions. page 14</u>

13.   There is a bulleted list under this risk factor. To the extent these risks have not been discussed elsewhere, please break out these risks into separate risk factors, each with its own subheading, and specifically discuss the risk to the company posed by each factor and the risks that have already materialized. For example only, please discuss the risks that have materialized with respect to the consummation of the ISS acquisition which took place more than nine months ago. Did you enter into markets in which you had limited experience with respect to the ISS acquisition? Did you experience adverse effects on your reported operating results as a result of the acquisition? In this connection, we note that you incurred substantial leverage as a result of your acquisitions discussed in the next risk factor.

<u>Our ability to compete, succeed and generate profits will depend on our ability to obtain data from third-party vendors on commercially reasonable terms. page 16</u>

14.   In this risk factor, you state: "In addition, ISS relies on our data feed agreement with Broadridge, formerly ADP Proxy Services, which allows for many ballots to be received and proxy votes to be made electronically, minimizing the manual aspects of the proxy voting process and limiting the risk of error inherent in the manual process." Because Broadridge is a direct competitor of ISS, please revise, if appropriate, to address the risk that Broadridge might not renew the data feed agreement.

<u>Any perceived conflicts of interest in our business could harm our reputation and business. page 16</u>

15.   Please revise the caption to briefly identify the nature of the conflicts that you address in the narrative. If appropriate, please revise to include conflicts as a result of your compensation advisory services.

<u>Our growth may place significant strain on our management and other resources. page 18</u>

16.   The information contained in this risk factor appears to repeat information contained in the first risk factor on page 14. Please combine this information and provide information regarding the specific risk to the company.

We have engaged in hedging transactions and may engage in other hedging transactions which involve risks that could have a materially adverse effect on our financial condition or results of operations. page 19

17.   In this section, you state: "Interest rate swaps effectively change variable-debt obligations either to fixed-rate debt obligations or to variable-rate debt obligations based on a different index." Please revise this to state which interest rate swap you have entered into.

Operations outside the United States involve certain risks which may adversely affect us. page 20

18.   Under this risk factor, you state: "A significant portion of our business is conducted outside the United States." Please indicate what percentage of business is conducted outside of the United States. Additionally, there is a bulleted list under this risk factor. Please break out these risks into separate risk factors, each with its own (sub)heading, and specifically discuss the risk to the company posed by each factor.

Future sales of shares of our common stock by our affiliates and other stockholders… page 22

19.   Please revise the heading and the discussion to quantify the shares that may be sold by existing stockholders.

Upon closing of this offering, our principal stockholders will still have the ability to significantly influence our business, which may be disadvantageous to other shareholders and adversely affect the price of our shares of common stock. page 23

20.   Please revise to separate risks regarding the control held by a limited number of shareholders and the risks regarding conflict of interests between the interest of these controlling shareholders and RiskMetrics.

We may allocate the proceeds of this offering in ways with which you or other stockholders may not agree. page 23

21.   With the exception of the last sentence, it is not clear that you are presenting a risk in this risk factor. Please revise.

Notes to Unaudited Pro Forma Statements of Operations, page 32

22.   In Note 1, you state: "These estimates of fair market value could change based on
        the completion of our evaluation of the assets and liabilities of ISS, including
        finalization of an independent appraisal of the assets acquired." In the section,
        "Management Discussion and Analysis," please provide information as to when
        you expect this appraisal to be completed.

1. Allocation of Purchase Price, page 32

23.   We note from your disclosure here and on page 51 that you engaged an
        independent valuation firm to assess the fair value of your common stock issued
        in connection with the merger. In this regard, it appears that you relied upon
        these valuations. Please disclose the name of the independent appraiser and file a
        written consent by the appraiser that expressly consents to the inclusion of
        information regarding their appraisals. Please refer to Section 436 of Regulation
        C.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 43

Non-Recurring Revenues, page 46

24.   In this section, you state: "Our non-subscription services include implementation,
        compensation advisory services, and similar services and overages related to ISS'
        proxy business." Also, you state: "Although we classify overages related to proxy
        voting contracts as one-time, overages typically result in larger proxy voting
        contract renewals." Please explain what you mean by the use of the term
        "overages."

Liquidity and Capital Resources, page 71

25.   You state: "Our future working capital requirements will depend on many factors,
        including our revenue growth, debt service, possible acquisitions of businesses
        and investments in our own business." Please state whether you have current
        plans to acquire any business. If so, please disclose this.

Industry Overview, page 75

26.   Under this section, please explain what CAGR is and please explain why the
        charts are being used in your registration statement.

27.   In the graphics on page 77, the information is presented only through 2005. Is there more recent information? If so, please revise this graph to present more recent information.

ISS, page 95

Research, Development and Operations, page 95

28.   You state: "ISS' clients outsource tasks to ISS over which they have a fiduciary responsibility." Please explain which types of tasks are referred to by this statement.

Management, page 98

Committees of the Board of Directors, page 99

29.   You state: "Five of these directors qualify as "independent" according to the rules and regulations of the SEC and the ___." Please identify the five directors who are considered independent.

30.   You also state that you plan to add four new independent directors and that Mr. Peter Bernard will be resigning shortly. Therefore, please clearly state, after the addition of the new directors, the number of directors that will be sitting on your board. Do you intend to have 11 directors on your board or do you intend to replace Mr. Bernard and have 12 directors on your board?

Director Compensation, page 101

31.   Please disclose how you determined the amount of stock to be granted to the directors.

Compensation Discussion and Analysis, page 102

32.   Please note that since you have not completed any of the tables in this section, we may need additional time to review your compensation disclosure.

Compensation Guidelines, pages 102-103

33.   We note your disclosure that: "An executive's incentive compensation will be tied to clearly defined objectives at the beginning of every year. For our chief executive officer, these will be the corporate objectives for the firm, which are agreed upon by our board of directors and our senior management on an annual basis. Our board of directors will evaluate our chief executive officer on his/her performance in meeting (or exceeding) those objectives and will award any

incentive compensation accordingly." Please provide quantitative or qualitative disclosure of objectives for each executive in 2006. To the extent you believe disclosure of these targets is not required because it would result in competitive harm, please provide us with a detailed explanation under Instruction 4 to Item 402(b) of Regulation S-K for this conclusion. To the extent that that it is appropriate to omit specific goals, discuss how difficult it will be for the executives or how likely it will be for the registrant to achieve the target goals.

34.   On page 103, you state: "We believe that formulas and rules, such as those discussed above, can be useful to set guidelines for compensation, but must be applied in consideration of specific circumstances." Please explain what formulas are being referred to in this statement. Further, to the extent that the compensation committee has discretion to adjust compensation, please disclose whether or not such discretion was exercised.

35.   We note your disclosure that "No executive who has been granted equity (vested and unvested) deemed "enough" by our board of directors will be eligible for additional equity awards. "Enough" will be determined by executive replacement value, overall compensation levels within our company and common sense." Please revise to disclose how you value "executive replacement."

Certain Relationships and Related Transactions, page 109

Right to Appoint Board and Committee Members, pages 109-110

36.   On page 110, you state: "All rights to make a binding nomination for the appointment of directors will terminate upon the closing of this offering, although currently-serving directors that were appointed prior to this offering will continue to serve pursuant to their appointment until the term of those directors will expire." Please state when these terms are expected to expire.

Description of Capital Stock, page 113

Delaware Anti-Takeover Statute, page 114

37.   In this section, you state: "Our Second Amended and Restated Certificate of Incorporation provides that Section 203 of the Delaware General Corporation Law, an anti-takeover law, will not apply to us. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder." Please explain how you complied with DGCL § 203(b) in opting out of application of this section of Delaware law. If you did not opt out of this provision in your original Certificate of Incorporation, please state in this section that the opt out

provision will not be effective for twelve months and will not apply to persons who became interested shareholders prior to the adoption of the opt out provision in accordance with DGCL § 203(b)(3).

Description of Certain Indebtedness, page 115

38.   We note that the credit facilities required that you enter into interest rate swap agreements. Please revise to discuss these interest swap agreements.

Underwriting, page 120

39.   On page 122, you state: "At our request, the underwriters have reserved for sale, at the initial offering price, up to ___ of the shares offered by this prospectus for sale to our directors and employees. If these persons purchase reserved shares, this will reduce the number of shares available to the general public. Any reserved shares that are not orally confirmed for purchase within one day of the pricing of this offering will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus." Please state whether the shares that are part of this directed share program will be subject to a lock-up agreement, and if so, please describe the agreement.

Financial Statements

Note 3 – Acquisition, page F-14

40.   Please tell us how you determined that certain of the trade names have indefinite lives. In your response please cite the accounting literature that you have relied upon.

Part II, Information Not Required in Prospectus, page II-1

41.   Under Item 16, please ensure that all exhibits required by Item 601 of Regulation S-K are provided. For example, if you have entered into agreements with your executive officers or directors, these agreements should be provided as exhibits.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Eric McPhee at (202)551-3693 or Dan Gordon, Accounting Branch Chief, at (202)551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie D. Gorman at (202)551-3585 or me at (202)551-3495 with any other questions.

Sincerely,

Elaine Wolff
Legal Branch Chief

cc: Richard H. Gilden, Esq. (via fax)